ALYSON SAAD

Associate Counsel — AVP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

May 18, 2020

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Protective Life Insurance Company
Registration Statement on Form S-3
File No. 333-235429

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), we have filed this letter as correspondence via EDGAR to the above-referenced Registration Statement (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement in phone calls with internal and outside counsel for the Company on May 8, 2020 and internal counsel on May 12, 2020.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.  We are also providing the Staff pages from the Prospectus to the Amendment that have been revised to reflect new and modified disclosure in response to the Staff comments which disclosure will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

Prospectus Cover Page

1.                                      In the third sentence in the sixth paragraph on the Prospectus cover page, please replace the word “may” with “will.”

Response:              Although the Company did not make the precise change recommended by the Staff, the Company revised the referenced sentence to address the concern raised by the Staff.

Withdrawals and Surrenders, page 6

2.                                      Move the sentence “In general, if interest rates at the time of the withdrawal are higher than at the start of the MVA Period, the MVA will be negative” from the end of the second paragraph to the first paragraph and delete the phrase “In general”.

Response:              The Company has complied with the Staff Comment.

3.                                      In the first paragraph, add a sentence defining positive MVA.

Response:              The Company has provided the disclosure recommended by the Staff.  This disclosure has also been added to p. 32 and p. 37.

4.                                      After the last sentence in the third paragraph, add a sentence that describes the impact of a positive MVA on the withdrawal proceeds and the withdrawal charge.

Response:              The Company has added the disclosure requested by the Staff.

Risk Factors, Risk of Loss, page 6

5.                                      In the third sentence in the fourth paragraph, add parentheses around the phrase “after the first quarter of the Term has been completed.”

Response:              The Company has complied with the Staff Comment.

6.                                      In the fourth sentence in the fourth paragraph, change the word “can” to “will.”

Response:              The Company has complied with the Staff Comment.

7.                                      In the third sentence in the fourth paragraph, delete the phrase “In general.”

Response:              The Company has revised the disclosure as recommended by the Staff.  This same revision was also made to identical disclosure on p. 32 and p. 37.

8.                                      After the last sentence in the fifth paragraph, add a sentence that describes the impact of a positive MVA on the withdrawal proceeds and the withdrawal charge.

Response:              The Company has added the disclosure requested by the Staff.

Crediting Methods, page 21

9.                                      Revise the last two sentences in the second paragraph into plain English.  Also explain that the first of those two sentences only applies when the participation rate is 100% or greater. Disclose clearly that for a strategy with a participation rate of less than 100%, the investor will receive the lesser of the participation rate or the cap.

Response:              As discussed with the Staff in a telephone call on May 14, the Company determined that the referenced disclosure did not accurately reflect how the Company calculates Strategy Performance for a Strategy that includes both a Participation Rate and a Cap.  The Company has corrected this disclosure (as it appears on p. 21 and p. 26), the narrative description of the formula for calculating Strategy Performance for a Strategy that includes both a Participation Rate and a Cap (p. 26), and an example (p. 22, example 5).  In light of this, the Company has not made the revisions recommended by the Staff.

Vesting Factor, WHEN INDEX PERFORMANCE IS POSITIVE (GREATER THAN OR EQUAL TO 0), page 26

10.                               Below the table titled “WHEN INDEX PERFORMANCE IS POSITIVE (GREATER THAN OR EQUAL TO 0),” add this sentence: “The vesting factor for positive gains is the same regardless of when during the applicable term the withdrawal is made.”

Response:              In a telephone call with the Staff on May 14, the Company informed the Staff that the recommended disclosure was not an accurate description of how the Company applies the Vesting Factor to positive Index Performance. Therefore, the Company respectfully declines to add the recommended disclosure.

Calculating Amounts Associated with a Withdrawal, Step 1: Calculating the Amount We Deduct from Each Strategy Base for the Withdrawal Request, page 31

11.                               In the first sentence in the second paragraph, capitalize the word “strategy.”

Response:              The Company has complied with the Staff Comment.

12.                               As written, the third paragraph focuses on Contract Value, whereas the formula is focused on Contract Value Reduction Percentage.  Please revise this paragraph so that it reads “The first step in determining the Strategy Base Reduction Amount is to determine the Contract Base Reduction Percentage, which is the percent by which the Contract Base (that is, the sum of all strategy bases) is reduced by the withdrawal.”

Response:              With a slight variation in the recommended disclosure, the Company has complied with the Staff Comment.

13.                               Please revise the third paragraph by deleting the last two sentences and replacing with the following “We calculate this percent by measuring the Contract Base after the withdrawal as a percent of Contract Value.”

Response:              With a slight variation in the recommended disclosure, the Company has complied with the Staff Comment.

14.                               The paragraph directly below the Contract Base Reduction Percentage formula is confusing because it is hard to understand what it means to allocate a percentage. The point of this interim calculation is that the Contract Base Reduction Percentage is used to determine the percentage reduction of a strategy based on the amount invested in the strategy relative to other strategies.  Please revise to clearly and concisely address this point.

Response:              The Company has revised the disclosure as recommended by the Staff.

Calculating Amounts Associated with a Withdrawal, Step 2: Determining the Strategy Base After the Withdrawal, page 32

15.                               Please delete the last two sentences in the first paragraph.

Response:              The Company has complied with the Staff Comment.

Calculating Amounts Associated with a Withdrawal, Step 3: Calculating the MVA and Withdrawal Charge Applicable to Each Strategy, page 32

16.                               Before describing how the Company calculates the MVA charges and withdrawal charges, provide a big picture by addressing the MVA charges and withdrawal charges for each Strategy and the total charges (MVA and withdrawal charge) for the withdrawal from the entire contract.

Response:              The Company has revised the disclosure as recommended by the Staff.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, page 51

17.                               Please update the list of documents that are to be incorporated by reference, specifically the most recent 10-Q and 8-K filing.

Response:              The Company has revised the disclosure as recommended by the Staff.

*              *              *

The Company believes that it has responded to the above and all prior Commission Staff comments and respectfully requests that the Staff review these materials as soon as possible. Once the Staff has reviewed the materials and all outstanding Staff comments have been resolved, the Company will file Pre-Effective Amendment No. 2 to the Registration Statement and request acceleration of the effective date of Pre-Effective Amendment No. 2 to May 21, 2020 or as soon as practicable thereafter.

If you have any questions regarding this letter or the changed pages to the Prospectus that have been filed as correspondence, please contact me at 205-268-2984, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Alyson Saad

Associate Counsel
Protective Life Insurance Company

cc:	Ms. Jennifer Hardy
Ms. Sally Samuel
Mr. Thomas Bisset